October 25, 2012

J. Robert Lovejoy
Chairman of the Board of Directors
Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM 12, Bermuda

Dear Mr. Lovejoy,

I am writing to assure you that The Indian Hotels Company Ltd. (“IHCL”) and other members of the Tata group of companies (collectively with IHCL, the “Tata Group”) have long been admirers of Orient Express Hotels Ltd. (“Orient-Express Hotels” or the “Company) as it reflects the highest traditions shared by IHCL and our own unique portfolio of ultra-luxury hotels.

I wanted to take this opportunity to further explain our motives in seeking to acquire Orient-Express Hotels and to dispel any misunderstandings you may have about our offer and our goals with respect to the Company.

IHCL, as a part of the Tata Group, has always endeavored to pursue friendly transactions with counterparties.  In this situation, we are seeking to forge together an alliance between the two great names in the hospitality industry to significantly broaden the footprint of both companies and create a new global competitor in the luxury segment of the hospitality industry.  Further, although the Company will be able to avail itself to the benefits of being part of the broader Tata Group, we want to reiterate that Orient-Express Hotels will remain a separate and independent company with standalone management and board of directors, as has been the policy and practice throughout the Tata Group, including in our major acquisitions such as Jaguar/Land Rover and Corus.  The Tata Group has scrupulously stood by its commitment to good governance.

We have long understood that historically you were hesitant to meet with us because we have never put a firm offer on the table. We have now put together an attractive, fully-financed, offer, with a 40% premium to the market price prior to our announcement on October 18, 2012.  However, to date, we have only had access to public information and, as such, our offer was informed only by this limited data.  To the extent you and your advisors wish to discuss value-drivers of which we may not be aware, we would be pleased to engage in a constructive dialogue regarding these issues.  In light of the foregoing and the fact that we have been a significant long-term shareholder, we request that you give us an opportunity to meet with you and your board to clearly set out the benefits of our offer to your shareholders as well as the basis for the alliance we are seeking.

I also wanted to reaffirm that all of us at IHCL have great regard for Orient-Express Hotels and its irreplaceable collection of unique luxury hotel properties around the world.  In fact, as you know, our long-standing admiration for the Company, its assets, brands and management talent has led us to being a significant long-term Company shareholder.

Given the urgency and the importance of the subject, Mr. Ratan Tata, Chairman of the Tata Group, and Mr. Luca Montezemolo, Chairman of Ferrari, will be happy to meet with you and your board at your earliest convenience.  I am sure that as a long standing and significant shareholder, you will extend this courtesy to us.  Please be advised that we are forwarding a copy of this letter to Mr. Mengel, whom we had the pleasure of meeting with on August 15, 2012, and to each of the members of the board to assure that they continue to be fully informed of our offer.

I look forward to your response.

With kind regards,

Yours sincerely,

/s/ R.K. Krishna Kumar
(R.K. Krishna Kumar)

cc:	Phillip R. Mengel
Harsha V. Agadi
John D. Campbell
Mitchell C. Hochberg
Ruth Kennedy
Prudence M. Leith
Georg R. Rafael